FORM 13-501F1
CLASS 1 REPORTING ISSUERS AND CLASS 3B REPORTING ISSUERS – PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, Patrick Obara, an officer of the reporting issuer noted below have examined this Form 13-501F1 (the **Form**) being submitted hereunder to the Alberta Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

"Patrick Obara"
Name: Patrick Obara
Title: Chief Financial Officer

Date: February 24, 2020

Reporting Issuer Name: GoldMining Inc.

End date of previous financial year: November 30, 2019

Type of Reporting Issuer: [×] **Class 1 reporting issuer** [ ] **Class 3B reporting issuer**

Highest Trading Marketplace: Toronto Stock Exchange

Market value of listed or quoted equity securities:

Equity Symbol GOLD

1st Specified Trading Period (dd/mm/yy) 01/12/18 to 28/02/19

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace $ 0.9900 (i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		(ii)	137,376,318
Market value of class or series	(i) x (ii)	$ (A)	136,002,554.82

2nd Specified Trading Period (dd/mm/yy)	01/03/19	to	31/05/19

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ (iii)	0.9100
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		(iv)	138,096,715
Market value of class or series	(iii) x (iv)	$ (B)	125,668,010.65

3rd Specified Trading Period (dd/mm/yy)	01/06/19	to	31/08/19

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ (v)	1.2800
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		(vi)	138,292,965
Market value of class or series	(v) x (vi)	$ (C)	177,014,995.2

4th Specified Trading Period (dd/mm/yy) 01/09/19 to 30/11/19

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace

$ 1.1300
(vii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period

138,902,965
(viii)

Market value of class or series

(vii) x (viii) $ 156,960,350.45
(D)

5th Specified Trading Period (dd/mm/yy) ______ to ______

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace

$ ______
(ix)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period

______
(x)

Market value of class or series

(ix) x (x) $ ______
(E)

Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))

$ 148,911,477.78
(1)

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities:

(Provide details of how value was determined)		$	0.0000
		(2)	
Capitalization for the previous financial year	(1) + (2)	$	148,911,477.78
Participation Fee		$	6,500.0000
Late Fee, if applicable		$	
Total Fee Payable (Participation Fee plus Late Fee)		$	6,500.0000